Mail Stop 4561
via fax (713) 335-8144

August 21, 2009

Albert Winemiller
Chief Executive Officer
PROS Holdings, Inc.
3100 Main Street, Suite 900
Houston, TX 77002

> **Re:** **PROS Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 6, 2009**
> **File No. 001-33554**

Dear Mr. Winemiller:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note that you have included on the facing page of the Form 10-K the file number 333-141884 when the file number currently assigned to you in EDGAR is 001-33554. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number

when filing reports on Form 10-K in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Item 1. Business

2.   Please include the financial information about geographic areas required by Item 101(d)(1)(i) and (ii) of Regulation S-K. Alternatively, you may include a cross-reference to the data in the financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

3.   In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that the increase in license and implementation revenue was "the result of an increase in the number of implementations and the current mix of business," but you give no indication as to the relative impact of each factor. Further is it not clear what you mean by "current mix of business" and how this impacted your revenues. Please explain to us how you considered Section III.D of SEC Release No. 33-6835 and Section III.B of SEC Release No. 33-8350 to provide quantification and/or clarification for each source that contributed to a material change in your MD&A discussion. Note that this comment also applies to your discussion on changes to cost of sales as well as the disclosures within your Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009.

4.   We note your disclosure on page 26 identifying the trends that you believe are significant to understanding your financial results and condition.   Please explain what impact these factors had on your revenue and expenses in fiscal 2008 compared to fiscal 2007 and fiscal 2007 compared to fiscal 2006. For instance, tell us how the difficult economic conditions and variability in revenue among industries and geography have impacted your results of operations. Further, tell us how you considered expanding your results of operations disclosures to more clearly explain the various factors that impacted the company's revenues and expenses. We refer you to Section III.B.4 of SEC Release No. 33-8350.

5.   We note your discussion and analysts' interests in your "bookings" within the transcript to your August 6, 2009 earnings call. Also, while we realize there are other factors that influence your revenues, we note your CFO's statements that bookings "are the most important component driving revenue." Tell us what

consideration you gave to including a discussion of this financial measure within MD&A as it appears to be a significant indicator in managing your business.

Liquidity and Capital Resources, page 35

6.   We note your disclosure that "cash flows provided by operating activities will be adequate to finance our operations and anticipated capital expenditures for the foreseeable future." Please note that Instruction 5 to Item 303(a) of Regulation S-K provides for guidance on the discussion regarding a registrant's short and long-term sources of and needs for, capital. Codified FRC 501.03.a notes that generally, short-term liquidity and short-term capital resources cover cash needs up to twelve months into the future. Confirm for us whether your cash flows provided by operating activities will be sufficient to meet your operating requirements for the next twelve months and tell us what consideration you gave to providing such disclosure in your filing.

Cash Flow Analysis, page 36

7.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

8.   We note that the company determines VSOE of fair value for maintenance and support revenues based on "specific renewal pricing" as stated in the contract (paragraph 57 of SOP 97-2). While we also note from your disclosures on page 27 that renewals of maintenance and support services continues to be greater than 90%, please tell us what percentage of your customers that renew such services do so at the original rate stated in the contract. Also, tell us the company's normal pricing practices for maintenance and support services for each industry in which

you do business and tell us how you account for contracts, if any, that have stated renewal rates either above or below the company's normal price range.

9.   We note from your response letter dated May 15, 2007 (comment 41) that the company recognizes revenues on a net basis for sales of your Cargo product in which you use an independent contractor to provide the implementation services. Tell us the amount of revenues recognized on a net basis for each period presented and explain further your revenue recognition policy for each element in these arrangements (i.e. license, implementation services and maintenance services). Also, tell us how you considered including a discussion of your revenue recognition policy for such arrangements in your footnote disclosures.

Note 9. Income Taxes, page F-18

10.   We note your disclosures regarding FIN 48 on page F-20. Please clarify whether you have any unrecognized tax benefits as of December 31, 2008. If so, please tell us how you considered the disclosures required by paragraph 21 of FIN 48.

Part III, page 39

General

11.   Each Item in Part III of your Form 10-K states that the information required by the item will be "included" in your definitive proxy statement in connection with your 2009 Annual Meeting of stockholders; however, you have not included an express statement under each item that the specified matter is incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). Moreover, you have not identified, by caption or otherwise, the material incorporated by reference. Thus it does not appear that you have in fact incorporated the information required by Part III of Form 10-K by reference from your definitive proxy statement. Please revise to provide the specific disclosure required in Form 10-K to incorporate by reference the required information.

Item 11. Executive Compensation (Refer to Definitive Proxy Statement filed on April 21, 2009)

Compensation Discussion and Analysis, page 18

12.   We note your statement that the Compensation Committee did not rely on any benchmark studies of comparable companies in establishing executive compensation. However, you disclose in this section that in determining the amount of bonus payment as a percentage of base salary for each named executive officer, the Compensation Committee increased these percentages in 2008 based on its analysis and observations of competitive market pay levels.

> Please tell us what this "analysis" entailed, and how you considered disclosing any such comparable companies that you considered as part of this analysis.

Basis of Executive Compensation, page 19

13.   You state that the compensation committee considers the recommendations of your chief executive officer and/or other members of management in setting compensation. Please identify the other members of management who have input in setting compensation and discuss what role they play in this regard.

Components of Executive Compensation

Base Salaries, page 19

14.   We note that the compensation committee approved an increase in base salary for four of the five named executive officers after considering their responsibilities, performance, expected contributions and other factors. Please describe and address more specifically the elements of individual performance and/or contribution that were taken into account. Refer to Item 402(b)(2)(vii).

Components of Executive Compensation for 2008 and 2009, page 23

15.   We note that the 2008 Bonus Plan was based in part on targets relating to non-GAAP operating income. Please refer to Instruction 5 to Item 402(b) and describe how this measure was calculated from your audited financial statements.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

16.   While we note that you have provided management's assessment of internal control over financial reporting in compliance with Item 308(a) of Regulation S-K, you have omitted from the certifications the introductory language in paragraph 4 relating to your internal control over financial reporting and all of paragraph 4(b). Since you are no longer permitted to omit this information, please amend your filing to include this information in your certifications.

Signatures, page 42

17.   Please identify the person signing the Form 10-K in the capacity of controller or principal accounting officer. Refer to General Instruction D(2)(a) to Form 10-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Trends, page 11

18.   We note that in your August 6, 2009 earnings call your Chief Financial Officer discussed pricing pressure on maintenance renewal costs from long-term customers in the airline industry starting in the fourth quarter of 2008 and continuing through the second quarter on 2009. To the extent price reductions in the amount of maintenance constitute trend information, please tell us what thought you gave to discussing this in your results of operations. Please refer to Sections III.B.3 and 4 of SEC Release No. 33-8350.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief